Exhibit 16.1

Dear Investor,

We are happy to report our Flash Financial Update for the period ended June 30, 2020, below. We have now welcomed over 5,300 community members as investors in HYLETE.

Key Highlights*:

•	Trailing 12 Month Revenue of $12.1M vs $12.3M in the same period a year earlier
•	June 2020 net revenues of $960K vs $851K for June 2019, representing a 12.8% increase Year over Year
•	Gross margin of 55% in June 2020 vs 52% in June 2019
•	Gross margins increased 13 percentage points from January 2020 to June 2020
•	Current equity raise is now over $490K
•	31% increase in new customer orders from Q1 to Q2 2020
•	93% increase in newsletter subscribers from Q1 to Q2
•	Female customers as a percent of all new customers up from 38% in Q1 to 46% in Q2 2020

*Financial information is based on our unaudited operating data and is subject to change once we prepare our financial statements and our accountant completes an audit of those statements.